SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4802

Bard Puerto Rico Retirement and Savings Plan

(FULL TITLE OF THE PLAN)

BECTON, DICKINSON AND COMPANY

(NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

1 Becton Drive
Franklin Lakes, New Jersey	07417-1880
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICER)	(ZIP CODE)

(201) 847-6800

(TELEPHONE NUMBER)

1.	AUDITED FINANCIAL STATEMENTS.

The following financial data for the Plan are submitted herewith:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021

Notes to Financial Statements

2.1	EXHIBITS.

See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

ANNUAL REPORT ON FORM 11-K

AUDITED FINANCIAL STATEMENTS

Bard Puerto Rico Retirement and Savings Plan

December 31, 2021 and 2020

With Report of Independent Registered Public

Accounting Firm

Annual Report on Form 11-K

Bard Puerto Rico Retirement and Savings Plan

Financial Statements

December 31, 2021 and 2020 and for the year ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrative Committee of

Bard Puerto Rico Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bard Puerto Rico Retirement and Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2019.

New York, NY

June 29, 2022

Bard Puerto Rico Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2021	2020
Assets
Beneficial interest in BD Defined Contribution Plan Master Trust	$—	$27,293,347
Notes receivable from participants	—	291,413
Contributions receivable – Company	—	435,505
Pending trade settlements	—	316

Total assets	$—	$28,020,581
Liabilities
Pending trade settlements	—	695
Investment management fees payable	—	511

Total liabilities	—	1,206

Net assets available for benefits	$—	$28,019,375

See accompanying notes.

Bard Puerto Rico Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021
Additions:
Net appreciation, interest and dividends from beneficial interest in BD Defined Contribution Plan Master Trust	$3,683,378
Interest income on notes receivable from participants	12,303
Participants’ contributions	1,654,387
Company contributions	716,734

Total Additions	6,066,802
Deductions:
Benefits paid directly to participants and beneficiaries	1,322,413
Administrative expenses	63,153

Total Deductions	1,385,566
Net increase in net assets available for benefits	4,681,236
Transfer of Plan assets to BD Caribe LTD Savings Incentive Plan (SIP) For Employees of Becton Dickinson Caribe LTD	(32,700,611)
Net assets available for benefits at beginning of year	28,019,375

Net assets available for benefits at end of year	$—

See accompanying notes.

Bard Puerto Rico Retirement and Savings Plan

Notes to Financial Statements

December 31, 2021

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Bard Puerto Rico Retirement and Savings Plan (the Plan) are maintained on the accrual basis of accounting.

Cash Equivalents

The Plan considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Other expenses, such as trustee fees, and other administrative expenses are shared by Bard Shannon LTD (the Company) and the Plan. Expenses that are paid by the Company are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

As stated in Note 2, the notes receivable from participants were transferred to the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD on December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value with the exception of the stable value fund noted below. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Participants have the option of investing in a stable value fund which is a separately managed account. The stable value fund purchases synthetic investment contracts (Synthetic GICs). These investment contracts are recorded at contract value (see Note 5). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year (see Note 3 for description of how income from the Master Trust (the Trust) is attributed to the Plan).

2. Description of the Plan

The following description of the plan only includes general information. Please refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Puerto Rico Branch of Bard Shannon, LTD, the plan sponsor and a subsidiary of Becton, Dickinson and Company (the Parent Company), who have completed at least 90 days of service and are age 21 and over. It contains a cash or deferred arrangement qualifying under Sections 1081.01 (a) and (d) of the Internal Revenue Code for a New Puerto Rico (PR Code) (see Note 6).

Effective December 31, 2021, the Plan participants merged into the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD. Approximately 750 accounts and $32,700,611 of Plan assets were transferred into the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD (the Merger). Upon completion of the Merger, the Plan’s vesting schedule was harmonized with the vesting schedule of the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD in which participants are 50% vested in the employer contribution after the completion of two years of continuous service and 25% per year thereafter. As a result, immediately following the Merger, the benefits payable from the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD with respect to the benefits accrued by participants under the Plan were equal to or greater than the benefits such participants would have been entitled to receive under the Plan immediately prior to the Merger. Participants in the Plan immediately prior to the Merger became participants in the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for the termination insurance provided by the Pension Benefit Guaranty Corporation.

Master Trust

As of December 31, 2021, the Plan’s participation in the BD Defined Contribution Master Trust (the Trust), for which the Plan, the BD 401(k) Plan, and the BD Caribe LTD Savings Incentive Plan (SIP) for Employees at Becton Dickinson Caribe LTD was terminated due to the Merger described above. As of December 31, 2020, the Plan, the BD 401(k) Plan, and the BD Caribe LTD Savings Incentive Plan (SIP) for Employees at Becton Dickinson Caribe LTD participated in the Trust.

Fidelity Management Trust Company is the trustee of the Trust (the Trustee) and Fidelity Workplace Services, LLC is the Plan record-keeper.

The Administrative Committee consists of certain employees of the Company and administers the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan, as Puerto Rico requires a local bank to be the Plan Trustee.

Contributions

For the years ended December 31, 2021 and 2020, the maximum allowable participant contribution was $15,000 with a catch-up contribution of $1,500 for participants age 50 and older. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. The Company matches 100% of 3% of base compensation (4% match for participants with 10 plus years of service) that a participant contributes to the Plan. The Company makes an additional annual contribution, known as the Company Basic Contribution, in the amount of 2% of a participant’s base compensation at the beginning of each Plan year for the previous Plan year. Contributions are subject to certain limitations. Participants direct the investment of all contributions into various investment options offered by the Plan.

On July 1, 2010, the Plan established a discretionary contribution of 1% of pay made in the event the Company achieves certain predetermined financial objectives. For 2021, the Company did not achieve the predetermined financial objectives and, accordingly, did not make a discretionary contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, when applicable. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Plan:

•	Stable Value Investment Option, Synthetic GICs (see Note 5),

•	Life Index Retirement Funds Option,

•	U.S. Large Cap Stock Investment Option,

•	U.S. Mid Cap Stock Investment Option,

•	Non-U.S. Markets Stock Investment Option,

•	U.S. Small Mid Cap Stock Investment Option,

•	U.S. Capital Appreciation Investment Option,

•	Mutual Fund Investment Option,

•	Becton, Dickinson & Company Common Stock Fund Investment Option.

Any portion of the Plan’s assets, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The Vanguard Federal Money-Market account is a holding account and represents funds received awaiting allocation to an investment fund.

Loan Provisions

Prior to the Merger, the Plan’s loan provisions permitted participants to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set quarterly. Total loans to a participant cannot exceed the lesser of 50% of the participant’s vested balance or $50,000. Employees are required to make installment payments at each payroll date. In case of termination, if the participant’s account balance is less than $1,000 the outstanding balance of a loan becomes due and payable upon the termination. If the participant elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. If the participant’s account balance is $1,000 or greater at the time of termination, the participant may elect to repay the outstanding loan balance or to continue to make monthly manual loan repayments on any outstanding loan balance. If the participant elects not to make monthly manual loan repayments and elects not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan. As previously stated, the notes receivable were transferred to the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD on December 31, 2021.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Prior to the Merger as discussed in Note 2 above, participants vest 25% each year of service after the completion of two years of continuous service; therefore, they become 100% vested after five years of credited service. Participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants’ contributions are always 100% vested. Unallocated forfeitures balances as of December 31, 2021 and 2020, were approximately $0 and $20,107, respectively. For the year ended December 31, 2021, forfeitures used to reduce Company matching contributions were $26,932.

Payment of Benefits

On termination of service due to death, disability, or retirement, participants will receive a lump-sum amount equal to the value of the participants’ vested interest in their account as soon as administratively practicable after the close of the Plan year in which their employment terminates, but not later than 60 days after the close of said Plan year. For termination of service for other reasons, participants will receive the total balance of their account pertaining to their employee contributions and rollover contributions in accordance with the aforementioned terms and the vested balance of their account pertaining to employer discretionary contributions and matching contributions unless an election to defer the distribution of benefits upon reaching the age of 65 is made. For termination of service for other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Certain hardship withdrawals are also permitted.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3. Master Trust Information

The Trustee holds all of the investments and is authorized to execute transactions. Financial information relating to the assets held by the Trust is included in the accompanying financial statements based on information provided by the Trustee. The Plan holds a divided interest in the assets of the Trust. The Plan’s share of net assets in the Trust and net appreciation, interest and dividends in the Trust, was determined by the trustee of the Plan as of December 31, 2021 and 2020 and for the year ended December 31, 2021 on the basis of the Plan’s specific ownership interest in the Trust’s underlying assets, plus the Plan’s cumulative contributions, less the Plan’s cumulative benefit payments and share of administration expenses.

Investment gains and administrative expenses related to the Trust are allocated to the individual plans based upon average monthly balances by each plan.

The following tables present the Master Trust balances and the Plan’s interest in the Master Trust balances as of December 31, 2021 and 2020:

	Master Trust Balances as of December 31, 2021	Plan’s interest in Master Trust Balances as of December 31, 2021
Becton, Dickinson and Company common stock	$467,767,385	$—
Common collective trusts	4,370,671,894	—
Mutual funds	212,183,310	—
Cash equivalents	18,627,078	—

Total investments at fair value	5,069,249,667	—
Investment contracts at contract value (see Note 5)	483,504,177	—

Total investments	$5,552,753,844	$—

	Master Trust Balances as of December 31, 2020	Plan’s interest in Master Trust Balances as of December 31, 2020
Becton, Dickinson and Company common stock	$517,371,637	$68,863
Common collective trusts	3,698,260,224	23,016,333
Mutual funds	219,302,725	1,055,066
Cash equivalents	16,589,325	101,366

Total investments at fair value	4,451,523,911	24,241,628
Investment contracts at contract value	515,946,899	3,051,719

Total investments	$4,967,470,810	$27,293,347

The following table presents the net appreciation in fair values of investment and investment income of the Master Trust and Plan for the Year Ended December 31, 2021:

	Master Trust Balances	Plan’s interest in Master Trust Balances
Interest, dividends and other income	$32,364,157	$135,243
Net appreciation	656,640,579	3,548,135

Total investment gain	$689,004,736	$3,683,378

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the value measurement. Valuation techniques need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2021 and December 31, 2020:

Common collective trusts: Valued at the net asset value of shares held by the Plan at year end. These investments are determined to have a readily determinable fair value as the net asset value per unit is determined and published daily and is the basis for current transactions. These assets carry no restrictions on redemption.

Cash equivalents: Comprised of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets.

Company common stock: Valued at the closing price reported on the active market in which the security is traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, which are actively traded on an open market.

The Plan’s Investment Committee is responsible for determining valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Trust’s investments. In determining the reasonableness of the methodology used, the Investment Committee evaluates a variety of factors, including review of existing contracts, economic conditions, industry and market developments and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2021 and December 31, 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Common collective trusts	$4,370,671,894	—	—	$4,370,671,894
Cash equivalents	18,627,078	—	—	18,627,078
Mutual funds	212,183,310	—	—	212,183,310
Company common stock	467,767,385	—	—	467,767,385

Total investments at fair value	$5,069,249,667	—	—	$5,069,249,667

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common collective trusts	$3,698,260,224	—	—	$3,698,260,224
Cash equivalents	16,589,325	—	—	16,589,325
Mutual funds	219,302,725	—	—	219,302,725
Company common stock	517,371,637	—	—	517,371,637

Total investments at fair value	$4,451,523,911	—	—	$4,451,523,911

5. Fully Benefit-Responsive Investment Contracts

Investment contracts represent Synthetic GICs. A Synthetic GIC consists of units of various collective trust funds that hold high quality fixed income securities, accompanied by one or more insurance company wrap contracts under which the issuer agrees to purchase fund assets at book value if a sale is needed in order to make benefit payments.

In determining the net assets available for benefits, the Synthetic GICs are recorded at net contract value. Because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise. Certain events limit the ability of the Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Trust or the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain events could allow the issuers of the Synthetic GICs to terminate fully benefit-responsive investment contracts with the Plan and settle for an amount different from contract value. Examples of such events would include (i) the Plan’s loss of tax-exempt status, (ii) a material breach of responsibility by the Plan which cannot be corrected, or (iii) adverse changes to provisions of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would cause termination of a contract for an amount different from contract value is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date. Each contract is subject to early termination penalties that may be significant.

6. Income Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 2, 2017 stating that the Plan is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or the Puerto Rico Department of Treasury. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related Partners and Party-In-Interest Transactions

As a result of the Merger, the Plan transferred 242 shares of Becton, Dickinson and Company common stock with a fair value of $60,859 into the BD Caribe LTD Savings Incentive Plan (SIP) for Employees of Becton Dickinson Caribe LTD. As of December 31, 2020, the Plan held 275 shares of Becton, Dickinson and Company common stock with a fair value of $68,863. During the year, the Plan purchased and sold 3 shares for $650 and 36 shares for $7,342, respectively, of Becton, Dickinson and Company common stock and received $849 in dividends on the shares of common stock.

Party-in-interest transactions also include the Trust’s investments in certain common collective trusts and mutual funds that are managed by the investment managers of the Plan. Among which, Northern Trust funds held by the Trust are managed by Northern Trust, whereas Black Rock funds are managed by Black Rock, Inc., Fidelity funds are managed by the Trustee, Vanguard funds are managed by The Vanguard Group, and State Street funds are managed by State Street Global Advisors. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

8. Risks and Uncertainties

The Trust and the Plan invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm

Bard Puerto Rico Retirement and Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee of Becton, Dickinson and Company, the Plan Administrator of the Bard Puerto Rico Retirement and Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bard Puerto Rico Retirement and Savings Plan

/s/ Kristi Payne
Date: June 29, 2022	Kristi Payne, Member, Plan Administrative Committee